KC Low Volatility PutWrite-CallWrite Q Fund

Kestenbaum Capital, LLC

12/18/2023

Exhibits

C. Instruments Defining Rights of Security Holders

All rights and instruments defining the rights of the Fund's security holders are explained in their entirety in the Fund's prospectus.